PHASE IIa LAQUINIMOD TRIAL RESULTS SHOW POSITIVE DATA
FOR POTENTIAL USE IN ACTIVE CROHN’S DISEASE

Newly Presented Data at 20th United European Gastroenterology (UEG) Week Conference
Show Significant Impact of Laquinimod on Clinical Remission versus Placebo

Jerusalem, Israel and Lund, Sweden, October 22, 2012 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) today announced the presentation of Phase IIa clinical data for investigational laquinimod in moderate to severe Crohn’s disease (CD). The findings demonstrated that treatment with orally administered laquinimod 0.5 mg/day resulted in a robust, early and consistent effect on remission (48.3% vs. 15.9% of patients, respectively) and response rates (62.1% vs. 34.9% of patients, respectively) in patients with moderate-to-severe CD versus placebo. The data were reported in an oral presentation at the 20th United European Gastroenterology (UEG) Week conference
The full abstract can be found at:
https://uegw.congress-online.com/guest/ID6256b0a50b0e1f/AbstractView?ABSID=1088.

“Our developmental program for laquinimod has demonstrated that the immunomodulatory effects of this oral compound stand to apply to multiple autoimmune diseases, and data presented at UEG showed an impressive impact on clinical remission in Crohn’s disease as early as one week of treatment,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries, Ltd. “These data provide a solid rationale for potential future study of laquinimod in Crohn’s disease.”

The Phase IIa study evaluated the safety and efficacy of various doses of laquinimod (0.5, 1, 1.5, or 2 mg/day) compared to placebo in active CD over eight weeks of treatment with four weeks of follow up. No effect was noted on remission/response at higher doses. Additionally, laquinimod 0.5 mg and 1 mg doses were generally well-tolerated, with adverse events similar to those seen with placebo. The data are currently undergoing further analysis and evaluation to finalize next steps in the CD clinical development plan.

ABOUT THE STUDY
The Phase IIa, multicenter, randomized, double-blind, placebo-controlled trial was designed to evaluate the safety and efficacy of laquinimod in 180 patients with moderate to severe active CD, based on a CD Activity Index (CDAI) of 220-450 and serum C-reactive protein (CRP) levels of >5mg/L or mucosal ulcerations evident on a recent endoscopy. The study tracked four dose cohorts who received laquinimod 0.5 mg/day, 1 mg/day, 1.5 mg/day, 2 mg/day, or placebo for eight weeks with four weeks follow-up. Approximately 45 patients were enrolled in each cohort in a 2:1 ration between laquinimod and placebo. Stable concomitant therapies and prior anti-tumor necrosis factor (TNF) use among patients was permitted in the study.

ABOUT LAQUINIMOD
Laquinimod is a novel oral immunomodulator under clinical development for the treatment of multiple sclerosis (MS), Crohn’s disease (CD) and systemic lupus erythematosus (SLE or lupus). Human and animal models suggest laquinimod exerts its therapeutic effect by modulating the immune system cells, mainly resulting in a down regulation of pro-inflammatory cytokines.

ABOUT CHROHN’S DISEASE
CD is a chronic inflammatory condition that affects the gastrointestinal tract. The symptoms of CD can vary significantly among afflicted individuals. The main gastrointestinal symptoms are abdominal pain, diarrhea, or weight loss. CD can also cause complications outside of the gastrointestinal tract such as skin rashes, arthritis, and inflammation of the eye.

The precise cause of CD is not known. CD is considered to be an autoimmune disease. This autoimmune activity produces inflammation in the gastrointestinal tract. CD is classified as an inflammatory bowel disease, IBD.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

ABOUT ACTIVE BIOTECH
Active Biotech AB (NASDAQ OMX NORDIC: ACTI) is a biotechnology company with focus on autoimmune/inflammatory diseases and cancer. Projects in or entering pivotal phase are laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, TASQ for prostate cancer as well as ANYARA for use in cancer targeted therapy, primarily of renal cell cancer. In addition, laquinimod is in Phase II development for Crohn’s and Lupus. Further projects in clinical development comprise the two orally administered compounds, 57-57 for SLE & Systemic Sclerosis and RhuDex(TM) for RA. Please visit http://www.activebiotech.com for more information.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix(R), the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone(R) (including potential generic and oral competition for Copaxone(R)), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Active Biotech’s Safe Harbor Statement in Accordance with the Swedish Securities Market Act:
This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act.

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